Exhibit 99.1

For Immediate Release

William T. England to Join TFI International Board of Directors

Montreal, Quebec, September 24, 2020 – TFI International Inc. (NYSE and TSX: TFII), a North American leader in the transportation and logistics industry, today announced that William T. England will join its Board of Directors, effective October 22, 2020. A retired partner from PricewaterhouseCoopers (PwC), Mr. England has 40 years of experience serving large, multinational consumer products companies, both domestic and foreign based, as well as significant SEC experience advising on numerous large acquisitions and divestitures.

During his many decades at PwC, Mr. England held a series of increasingly senior management roles. He led the Consumer and Industrial Products and Services Industry practice from 2001 to 2006, at which time he became Vice Chairman - Client Service and US Markets Leader for Assurance before returning to client service full time in 2010. He has also served as SEC Review Partner and continues to be regularly consulted on emerging issues. A CPA with an undergraduate degree in Accountancy from Illinois State University and an MBA from the University of Chicago. Mr. England currently serves on the board of the Illinois State University Foundation and previously served on the board for the Illinois Chapter of the March of Dimes.

“We are eager to welcome Bill to our Board and look forward to his many strategic insights stemming from a distinguished career at PwC,” stated Alain Bédard, Chairman, President and Chief Executive Officer of TFI. “Bill has brought to his impressive list of multinational clients a proactive, strategic and collaborative mindset that extends well beyond accounting compliance. His global perspective and deep expertise will be truly additive to our Board of Directors as we continue to pursue our strategic growth initiatives.”

ABOUT TFI INTERNATIONAL

TFI International Inc. is a North American leader in the transportation and logistics industry, operating across the United States, Canada and Mexico through its subsidiaries. TFI International creates value for shareholders by identifying strategic acquisitions and managing a growing network of wholly-owned operating subsidiaries. Under the TFI International umbrella, companies benefit from financial and operational resources to build their businesses and increase their efficiency. TFI International companies service the following segments:

  Package and Courier;

  Less-Than-Truckload;

  Truckload;

  Logistics.

TFI International Inc. is publicly traded on the New York Stock Exchange and the Toronto Stock Exchange under the symbol TFII. For more information, visit www.tfiintl.com.

For further information:
Alain Bédard
Chairman, President and CEO
TFI International Inc.
647-729-4079
abedard@tfiintl.com